Mail Stop 03-03


December 9, 2004


Via Facsimile (212) 474-3700 and U.S. Mail

John T. Gaffney
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eight Avenue
New York, New York 10019-7475

Re:	Rogers Wireless Communications Inc.
      Schedule TO-T filed on November 26, 2004 by
      Rogers Communications, Inc. and RWCI Acquisitions Inc.
      File No. 5-61893

Dear Mr. Gaffney:

We have reviewed the filing listed above and have the following comments. All defined terms in this letter have the same meaning as in the offering materials, unless otherwise indicated.

General

1. As you know, your Schedule TO-T is also intended to provide the disclosure required by Schedule 13E-3. In this regard, we note that you have appropriately checked the box on the cover page of the Schedule TO relating to Rule 13e-3. However, you must also use an EDGAR tag for the filing to reflect that it is a Schedule 13E-3 as well as a Schedule TO. To correct this error: (i) file a Schedule 13E-3, which may incorporate to the disclosure document previously filed; and (ii) "tag" your amended filing as a joint Schedule TO-T/13E-3.

 Offer to Purchase - Summary Term Sheet

2. Since this a going private transaction, the Summary Term Sheet section should address the opinion of Rogers, RWCI Communications and Corporation as to the fairness of this transaction to unaffiliated shareholders of Corporation.

3. The fact that you may include a Subsequent Offering Period, and how it will work mechanically, is a material feature of this exchange offer that should be described in the Summary Term Sheet.

4. Summarize the information required by Item 1004(a)(1)(x) and
(xi) of Regulation M-A.

Until what time can I withdraw previously tendered shares?, page 4

5. We note the disclosure about withdrawal rights arising after expiration of the offer. Explain supplementally how the payment procedures contemplated for this offer comply with the prompt payment requirement of Rule 14e-1(c).

Is Rogers Communications, Inc. attempting to acquire all of the corporation?, page 4

6. Provide more details about when you intend to consummate a second-step acquisition transaction if Class B Restricted Voting Shares remain outstanding after this exchange offer. We note the disclosure about the various forms such a second step transaction might take, but we do not think that when it would take place is clear.

Conditions of the Offer, page 14

7. The first paragraph in this section refers to the "take up" of Deposited Shares, which we assume to be synonymous with their acceptance for exchange. It is our view that all offer conditions, other than those relating to governmental approvals necessary to consummation of the offer, must be judged as of the expiration date of the offer rather than the date of acceptance of shares. Please revise the language to the contrary here.

8. Reserving the right to determine in the Offerors` "sole judgment" whether an offer condition has been satisfied is essentially equivalent to a waiver of that condition. As you know, waiving a material offer condition may require an extension of the offer and dissemination of additional soliciting materials. Please revise the condition in (d) on page 14 to include a reasonableness standard.

9. Refer to the second to last paragraph in this section (on page
14). A tender offer may be conditioned on any number of events or circumstances, so long as they are described with reasonable specificity in the offer materials and outside of the control of the bidders. Stating that the Offerors may assert the failure of one of the listed offer conditions even where that failure results from their own actions or inactions renders this offer illusory. Please revise.

Extension and Variation of the Offer, page 14

10. Your contemplated procedures for extending the offer do not appear to be in technical compliance with Rule 14e-1(d). Please advise.

Withdrawal of Deposited Shares, page 17

11. The description of tendering shareholders` ability to withdraw securities tendered into this offer is unclear, for the same reasons expressed in our prior comment letter dated October 5, 2004 in connection with your offers for Microcell Telecommunications, Inc.
For example, what does "taken up" mean in this context and how will a shareholder know whether it has occurred? In addition, paragraph
(b) should be revised to explain in clear, concise language, the extent to which a change in the terms of the offer will affect withdrawal rights. Please revise to describe the available withdrawal rights in a clear, concise and readily understandable way.



Take Up and Payment for Deposited Shares, page 18

12. The disclosure here seems to indicate that you may take up to 10 days from the expiration date of the offer to "take up" tendered securities. Explain how this is consistent with Rule 14e-1(c) and (d).

13. See our last comment above. In the third paragraph of the same section, you state that you may hold onto tendered shares if you are "delayed" in taking them up for any reason. How is this consistent with the rules cited in the last comment above?

Other Terms of the Offer, page 20

14. The disclosure in the second paragraph on page 20 states that "[t]he Offer and all contracts resulting from the acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
Each party to the agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario, Canada." This language does not mention that the Offer is subject to the United States federal securities laws. It also impermissibly implies that security holders who tender into the Offer have forfeited claims under the US securities laws. Please revise to clarify the extent of the protections afforded under US law. We note that we previously issued this comment to you on October 5, 2004 in connection with your offers for Microcell Telecommunications, Inc.

Circular - Special Factors - Background to the Offer, page 31

15. Clarify in this section when and why Rogers first determined to take Corporation private.

16. Briefly explain the difference between a "substantial issuer bid" and "insider bid."

17. Provide the disclosure required by Instruction 3 to Item 1013 as to Rogers and RWCI Communications.

Recommendations of the Independent Committee and Board of Directors of the Corporation - General

18. Revise to address both procedural and substantive fairness to unaffiliated shareholders. With respect to process, explain why the Corporation believes the transaction is fair in the absence of the procedural safeguards set forth in Item 1014(c), (d) and (e) of Regulation M-A.

19. Ordinarily, the factors listed in Instruction 2 to Item 1014 of Regulation M-A are relevant in assessing the fairness of the consideration to be received by unaffiliated shareholders. To the extent that one or more of such factors was not considered or was considered but given little weight in the context of your particular transaction, you should explain why. See Exchange Act Release 17719 (April 13, 1981). Please expand to provide each filing person`s analysis of these factors, or to explain why any one or more were not considered.

20. With respect to the Board of Directors of the Corporation, if it seeks to rely on the analyses of the Independent Committee and the fairness advisor in taking a position on the fairness of the Offer, the Board must expressly adopt the analyses and conclusions of each party. Otherwise, detail the analyses performed by the Board and how they led to its recommendation with respect to the Offer.

BMO Nesbitt Burns - Summary, page 39

21. This section should be considerably expanded to summarize in greater detail the analyses performed by BMO Nesbitt and the results yielded. As an example, instead of simply providing the equity value per share yielded by the precedent transaction analysis, identify the precedent transactions examined and why they were chosen.

22. All non-public financial forecasts and projections provided to BMO Nesbitt Burns in connection with its analyses should be disclosed in the filing.

23. Did BMO Nesbitt Burns provide a "board book" or similar materials to the Corporation or its representatives in the course of its analysis of this transaction? If so, it must be filed as an exhibit to the Sch. TO-T/13E-3 and described in considerable detail here.

24. Furnish the statement required by Item 1015(c) of Regulation
M-A.

Scotia Capital Presentation, page 41

25. Please address the comments above under "BMO Nesbitt Burns" as to Scotia Capital, as applicable.

26. Remove the disclaimer that that the summary does not purport to be a complete description of the analysis presented to the board of directors and management. Item 1015 requires a complete discussion of those analyses.

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Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filers and their management teams are in possession of all facts relating to the disclosure in the Schedule TO/13E-3, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments above, please provide, in writing, a statement from each filing person acknowledging that:

* They are responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* They may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions please contact me at (202) 942-1773.

Very truly yours,


Christina Chalk
Special Counsel
Office of Mergers & Acquisitions